UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form 12b-25

                        Commission File Number: 000-25509

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  |X| Form 10-Q
[ ] Form N-SAR


For Period Ended:  March 31, 2008

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:  First Federal Bankshares, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 329 Pierce Street City, State and Zip Code: Sioux City, Iowa 51102

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

     The registrant is currently resolving certain comments raised by the staff of the Securities and Exchange Commission, which resolution will affect the presentation in the registrant's quarterly report on Form 10-Q. The resolution of the staff comments is expected shortly. Because of the uncertainty of filing the Form 10-Q without the prior resolution of the staff comments, and the variability of the presentation depending of the resolution of such comments, the registrant concluded it was unable to complete the Form 10-Q by the prescribed date, without unreasonable effort and expense. The registrant intends to file its Form 10-Q for the quarter ended March 31, 2008 no later than May 19, 2008.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael W. Dosland                   (712)                    277-0200
----------------------          ----------------         ------------------
(Name)                           (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes [ ] No


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes |X| No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         First Federal Bankshares, Inc.
                         ------------------------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 12, 2008               By:      /s/ Michael W. Dosland
                                           -------------------------------------
                                           Michael W. Dosland
                                           President and Chief Executive Officer